3660 Wilshire Boulevard
Penthouse A
Los Angeles, CA 90010
Tel: (213) 382-2200
Fax: (213) 427-7768
www.hanmi.com
May 14, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Greg Dundas
Hanmi Financial Corporation
Registration Statement on Form S-3 (File No. 333-164690)
Dear Mr. Dundas:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hanmi Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:30 p.m., Eastern time, on Tuesday, May 18, 2010, or as soon thereafter as practicable.
     The Company acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HANMI FINANCIAL CORPORATION
By:	/s/ Jay S. Yoo
Jay S. Yoo
President and Chief Executive Officer